                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-25463


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 1, 1997)

LOGO
                                  $50,000,000

                          THE COLONIAL BANCGROUP, INC.
                               % SUBORDINATED NOTES DUE 2007

     The Subordinated Notes offered hereby (the "Subordinated Notes") will mature on August 15, 2007. Interest is payable semiannually in arrears on August 15 and February 15 of each year, beginning February 15, 1998. The Subordinated Notes are not subject to redemption prior to maturity. The Subordinated Notes are subordinated to all existing and future Senior Indebtedness of The Colonial BancGroup, Inc. ("BancGroup" or the "Company") as described in the accompanying Prospectus. "Senior Indebtedness" is defined in this Prospectus Supplement at "Description of Subordinated Notes -- Subordination." Payment of the principal of the Subordinated Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of default in performance of any covenants of the Company including the failure to pay principal or interest on the Subordinated Notes when due. See "Description of Subordinated Notes."

     All of the Subordinated Notes initially will be represented by Global Securities (each a "Global Note"), which will be deposited with The Depository Trust Company ("DTC") and will be registered in the name of its nominee. See "Description of Subordinated Notes -- Global Notes" and "-- Same-Day Settlement and Payment."

THE SUBORDINATED NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE COMPANY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================
                                                  PRICE TO               UNDERWRITING             PROCEEDS TO
                                                 PUBLIC(1)               DISCOUNT(2)             COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------------
Per Note.................................            $                        $                        $
--------------------------------------------------------------------------------------------------------------------
Total....................................            $                        $                        $
====================================================================================================================

(1) Plus accrued interest, if any, from             , 1997, to the date of
    delivery.
(2) The Company has agreed to indemnify the several Underwriters, as defined below, against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $          .

                         ------------------------------

     The Subordinated Notes are offered subject to receipt and acceptance by Bear, Stearns & Co. Inc., Keefe, Bruyette & Woods, Inc. and Morgan Keegan & Company, Inc. (the "Underwriters"), to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Notes will be
made through the facilities of DTC on or about             , 1997.

BEAR, STEARNS & CO. INC.
                   KEEFE, BRUYETTE & WOODS, INC.

                                    MORGAN KEEGAN & COMPANY, INC.

The date of this Prospectus Supplement is             , 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SUBORDINATED NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS SUPPLEMENT INCORPORATES DOCUMENTS OF THE COMPANY BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSON SPECIFIED BELOW.

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference in the Prospectus as supplemented by this Prospectus Supplement:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

          (3) Reports on Form 8-K dated January 20, 1997, March 10, 1997, April
     15, 1997, June 11, 1997, June 24, 1997, and August   , 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and prior to the termination of the offering of the Subordinated Notes, shall be deemed incorporated by reference in this Prospectus Supplement and made a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus Supplement to the extent that a statement contained herein or in another subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus or this Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101 (telephone 334-240-5000).

                                  THE COMPANY

     The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). It was organized in 1974 under the laws of Delaware and has operated under its current name and management since 1981. The Company has one commercial bank subsidiary, Colonial Bank, that conducts a full service commercial banking business through 119 branches in Alabama, three branches in Tennessee, fourteen branches in Georgia and 45 branches in Florida. Colonial Bank is an Alabama banking corporation and a member of the Federal Reserve System.

     Colonial Mortgage Company, a subsidiary of Colonial Bank headquartered in Montgomery, is a mortgage banking company which services approximately $10.6 billion in residential loans and which originates mortgages in 37 states through 6 regional offices.

     BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (28%) and residential real estate loans (46%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.

     Since 1981, the Company has grown from $166 million in assets to total assets of over $6 billion as of June 30, 1997. As of June 30, 1997, the Company had completed 44 acquisitions including 3 acquisitions in 1996 and 8 acquisitions in 1997.

     Colonial Bank is the fifth largest bank in the State of Alabama based on total assets as of March 31, 1997. Colonial Bank operates under a community bank philosophy, with active regional and local boards and management in each state where the bank operates. Local and regional boards are able to make loan decisions within certain limits, and this structure maintains community involvement in the Bank.

     The Company is continuing to develop its franchise through the acquisition of financial institutions in Alabama and Florida pursuant to transactions which are expected to be consummated in 1997. These acquisitions will significantly continue the expansion of the Company's presence in Florida. See "Recent Developments -- Pending Business Combinations."

     As of June 30, 1997, Colonial Bank's assets were located in the following states:

                                                                      ASSETS
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
Alabama.....................................................        $4,255,199
Florida.....................................................         1,217,199
Georgia.....................................................           526,410
Tennessee...................................................           101,808

                              RECENT DEVELOPMENTS

SECOND QUARTER RESULTS

     The Company's net income for the three months ended June 30, 1997 was $18.99 million, or $.46 per share, compared to net income of $16.1 million, or $.41 per share, for the same period in 1996. This increase is primarily attributable to increases in earning assets and noninterest income partially off-set by increases in loan loss provisions.

     Net interest income on a tax equivalent basis increased $8.2 million to $59.0 million for the quarter ended June 30, 1997 from $50.8 million for the quarter ended June 30, 1996. The net yield (fully taxable equivalent net interest income as a percentage of average interest-earning assets) increased from 4.26% for the three months ended June 30, 1996 to 4.27% for the three months ended June 30, 1997. The rate differential (difference in the average yield on interest-earning assets and the average rate of interest-bearing liabilities) increased from 3.53% for the three months ended June 30, 1996 to 3.58% for the three months ended June 30, 1997.

     Noninterest income increased $3.0 million for the three months ended June 30, 1997 as compared to the same period in 1996. This increase is primarily due to a $1.4 million increase in mortgage servicing fees from the $12 billion servicing portfolio of Colonial Mortgage Company, a wholly owned subsidiary of Colonial Bank, and $.4 million in additional fees on deposit accounts.

     The provision for loan losses for the first six months of 1997 was $6.2 million compared to $3.6 million for the same period in 1996. With the current levels of growth, this increase allowed the Company to maintain a 161% coverage of nonperforming assets compared to 156% at December 31, 1996 and 173% at June 30, 1996.

RECENTLY COMPLETED BUSINESS COMBINATIONS

     Since June 30, 1997, the Company has acquired by merger two banking institutions located in Florida: Great Southern Bancorp ("Great Southern"), which was accounted for by the Company as a pooling of interests, and First Commerce Banks of Florida, Inc. ("First Commerce"), which was accounted for as a purchase. Aggregate assets and stockholders' equity for both institutions acquired were $219.6 million and $19.5 million, respectively.

PENDING BUSINESS COMBINATIONS

     BancGroup has entered into a definitive agreement dated as of June 23, 1997, to acquire Dadeland Bancshares, Inc. ("Dadeland"). Dadeland is a Florida corporation and is a holding company for Dadeland Bank located in Miami, Florida. Dadeland will merge with BancGroup and following such merger Dadeland Bank will merge with Colonial Bank. BancGroup will pay an aggregate merger consideration of $38,000,000 in cash for the shares of Dadeland common stock currently outstanding. This transaction is subject to, among other things, approval by the stockholders of Dadeland and approval by appropriate regulatory authorities and will be accounted for as a purchase. At June 30, 1997, Dadeland had assets of $126.7 million, deposits of $103.9 million and stockholders' equity of $14.7 million.

     BancGroup has entered into a definitive agreement dated as of May 8, 1997, and amended as of July 7, 1997, to acquire First Independence Banks of Florida, Inc. ("First Independence"). First Independence is a Florida corporation and is a holding company for First Independence Bank located in Ft. Myers, Florida. First Independence will merge with BancGroup and following such merger First Independence Bank will merge with Colonial Bank. BancGroup will issue approximately 532,000 shares of its Common Stock, depending upon the market value at the time of such merger. This transaction is subject to, among other things, approval by the stockholders of First Independence and approval by appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At June 30, 1997, First Independence had total assets of approximately $66.1 million, deposits of $60.7 million and stockholders' equity of $5.0 million.

     BancGroup has entered into a letter of intent dated as of July 1, 1997, to acquire ASB Bancshares, Inc. ("ASB"). ASB is a Delaware corporation and is a holding company for Ashville Savings Bank located in St. Clair County, Alabama. ASB will merge with BancGroup and following such merger Ashville Savings Bank will merge with Colonial Bank. BancGroup will issue a maximum of 617,054 shares of its Common Stock, depending upon the market value at the time of such merger, and issue an aggregate amount of $7,725,000 in subordinated debentures to the shareholders of ASB. This transaction is subject to, among other things, the execution of a definitive agreement, approval by the stockholders of ASB and approval by appropriate regulatory authorities and will be accounted for as a purchase. At June 30, 1997, ASB had assets of $142.1 million, deposits of $129.3 million and stockholders' equity of $11.6 million.

     BancGroup has entered into a letter of intent dated as of July 21, 1997, to acquire South Florida Banking Corp. ("South Florida"). South Florida is a Florida corporation and is a holding company for First National Bank of Florida at Bonita Springs located in Bonita Springs, Florida. South Florida will merge with the Company and following such merger First National Bank of Florida at Bonita Springs will merge with Colonial Bank. The Company will issue a maximum of 2,007,000 shares of its Common Stock. This transaction is subject to, among other things, the execution of a definitive agreement, approval by the stockholders of South Florida and approval by appropriate regulatory authorities and is expected to be accounted for as a pooling of interests. At June 30, 1997, South Florida had assets of $249.6 million, deposits of $210.4 million and stockholders' equity of $16.2 million.

     See "Capitalization" and "Selected Financial Data -- Condensed Pro Forma Statement of Condition."

                                USE OF PROCEEDS

     The net proceeds of the Subordinated Notes will be approximately
$          after deducting the underwriting discount and estimated offering expenses. The net proceeds will be added to the general funds of the Company and will be available for general corporate purposes, including acquisitions of other financial institutions. It is expected that approximately $38 million of the proceeds will be used in the acquisition of Dadeland. Pending such use, the Company may temporarily invest the net proceeds in investment grade securities. See "Capitalization."

     Based upon the historical and anticipated future growth of the Company and the financial needs of the Company and its subsidiaries, the Company may engage in additional financings of a character and amount to be determined as the need arises.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following are the Company's consolidated ratios of earnings to fixed charges for the periods indicated:

                                                SIX MONTHS
                                                  ENDED
                                                 JUNE 30,         YEAR ENDED DECEMBER 31,
                                               ------------   --------------------------------
                                               1997    1996   1996   1995   1994   1993   1992
                                               -----   ----   ----   ----   ----   ----   ----
EARNINGS TO FIXED CHARGES:
  Excluding Interest on Deposits.............  3.32    3.17   2.74   2.95   4.04   4.15   3.76
  Including Interest on Deposits.............  1.48    1.46   1.37   1.42   1.48   1.44   1.29

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at June 30, 1997, and as adjusted as of such date to give effect to the sale of the Subordinated Notes offered hereby, and as further adjusted to reflect the completed business combinations of Great Southern and First Commerce and pending business combinations of Dadeland, First Independence, ASB and South Florida. The table should be read in conjunction with the Company's Current Reports on Form 8-K dated January 20, 1997, March 10, 1997, April 15, 1997, June 11, 1997 and June 24, 1997, incorporated herein by reference. For additional information relating to specific transactions within the scope of recently completed business combinations and probable business combinations, see "Recent Developments" and "Selected Financial Data -- Condensed Pro Forma Statement of Condition."

                                            COLONIAL     COMPLETED & OTHER                   COLONIAL
                                            BANCGROUP    PROBABLE BUSINESS   SUBORDINATED    BANCGROUP
                                           AS REPORTED    COMBINATIONS(2)       NOTES       AS ADJUSTED
                                           -----------   -----------------   ------------   -----------
                                                              (DOLLARS IN THOUSANDS)
                                                                   (UNAUDITED)
Short term borrowings
  Fed funds & repos......................   $125,479          $31,782                        $157,261
  FHLB...................................    610,000                                          610,000
                                            --------          -------          -------       --------
          Total short term borrowings....    735,479           31,782                         767,261
Long term debt
  Other..................................     15,279            1,600                          16,879
  Subordinated debt......................      6,676            7,725          $50,000         64,401


  Trust Preferred Securities.............     70,000                                           70,000
                                            --------          -------          -------       --------
          Total long term debt...........     91,955            9,325          $50,000        151,280
                                            --------          -------          -------       --------
          Total debt.....................   $827,434          $41,107          $50,000       $918,541
                                            ========          =======          =======       ========
Shareholders' Equity
  Common Stock, $2.50 par value;
     100,000,000 shares authorized,
     40,926,440 issued and outstanding...    102,316           10,261                         112,577
  Additional paid in capital.............    180,736           25,854                         206,590
  Retained earnings......................    164,984            8,174                         173,158
  Treasury stock, at cost................    (15,887)          15,887                               0
  Unearned compensation..................     (1,887)                                          (1,887)
  Unrealized gain/loss on securities
     available for sale, net of taxes....      1,106              (83)                          1,023
                                            --------          -------                        --------
          Total shareholders' equity.....   $431,368          $60,093                        $491,461
                                            ========          =======                        ========
Capital Ratios:
  Tier 1 Capital(1)......................      10.59%                                            9.82%
  Risk Adjusted Capital(1)...............      11.99%                                           12.53%
  Leverage Ratio.........................       7.68%                                            7.05%

---------------

(1) Preliminary figures
(2) Includes adjustments to give effect to the completed and other probable business combinations. See "Selected Financial Data -- Condensed Pro Forma Statement of Condition."

                            SELECTED FINANCIAL DATA

     The following tables present for the Company, on a historical basis, selected unaudited consolidated financial data for the five years ended December 31, 1996, and for the six months ended June 30, 1997 and 1996. The information has been derived from the consolidated financial statements of the Company incorporated in the accompanying Prospectus by reference to the Company's report on Current Form 8-K dated June 24, 1997 for the fiscal year ended December 31, 1996, and the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 1997 included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and should be read in conjunction therewith and with the notes thereto. See "Documents Incorporated by Reference." Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the Company's management, all adjustments, consisting of normal recurring adjustments necessary to arrive at a fair statement of interim results of operations of the Company, have been included.

                                    AS OF JUNE 30,                              AS OF DECEMBER 31,
                                -----------------------   --------------------------------------------------------------
                                   1997        1996*        1996*        1995*        1994*        1993*        1992*
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                      (UNAUDITED)
STATEMENT OF CONDITION SUMMARY
At period end:
  Total assets................  $6,100,616   $5,273,401   $5,672,537   $4,960,165   $3,865,936   $3,728,270   $2,658,833
  Loans, net of unearned
    income....................   4,582,254    3,946,343    4,215,802    3,645,727    2,736,041    2,289,233    1,657,604
  Mortgage loans held for
    sale......................     165,476      165,925      157,966      112,203       61,556      368,515      150,835
  Deposits....................   4,747,342    4,049,960    4,299,821    3,869,012    3,067,500    2,990,190    2,251,299
  Long-term debt..............      91,955       35,704       39,092       47,688       86,662       57,397       22,979
  Shareholders' equity........     431,368      378,711      402,708      352,731      275,319      256,866      165,142
Average daily balances:
  Total assets................   5,956,312    5,101,431    5,286,587    4,373,227    3,708,350    3,015,787    2,592,966
  Interest-earning assets.....   5,462,405    4,653,010    4,835,713    3,985,649    3,349,026    2,681,428    2,294,670
  Loans, net of unearned
    income....................   4,479,967    3,747,357    3,931,084    3,123,407    2,477,768    1,813,569    1,615,713
  Mortgage loans held for
    sale......................     127,862      142,748      135,135       98,785      135,046      248,502      121,820
  Deposits....................   3,913,525    3,252,611    4,032,610    3,420,881    2,994,868    2,407,015    2,181,233
  Shareholders' equity........     424,886      371,046      383,401      308,532      269,353      200,217      159,785
Book value per share at period
  end.........................       10.54        10.11        10.29         9.43         7.93         7.69         6.34
Tangible book value per share
  at period end...............        9.56         9.51         9.51         8.62         7.35         7.18         6.06
Selected Ratios:
  Net income:**
    Average assets............        1.23%        1.19%        0.95%        1.06%        0.93%        0.84%        0.72%
    Average shareholders'
      equity..................       17.24        16.37        13.09        15.06        12.81        12.68        11.61
  Efficiency ratio............       58.09        61.69        64.94        64.39        69.83        71.96        73.16
  Dividend payout ratio.......       34.09        34.62        42.86        36.59        41.67        38.59        50.00
  Average equity to average
    total assets..............        7.13         7.27         7.25         7.06         7.26         6.64         6.16
  Total nonperforming assets
    to net loans, other real
    estate and
    repossessions.............        0.79         0.72         0.81         0.85         1.28         1.79         2.30
  Net charge-offs to average
    loans (annualized)........        0.17         0.07         0.17         0.18         0.12         0.34         0.65
  Allowance for possible loan
    losses to total loans (net
    of unearned income).......        1.28         1.25         1.27         1.29         1.55         1.61         1.50
  Allowance for possible loan
    losses to nonperforming
    loans.....................         223%         307%         223%         258%         238%         215%         130%

                                           FOR THE SIX MONTHS
                                             ENDED JUNE 30,                FOR THE YEARS ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1997      1996*      1996*      1995*      1994*      1993*      1992*
                                           --------   --------   --------   --------   --------   --------   --------
                                               (UNAUDITED)
STATEMENT OF INCOME
  Interest Income........................  $231,674   $196,099   $406,838   $341,826   $255,758   $204,322   $192,526
  Interest Expense.......................   117,445     98,782    205,843    170,483    105,797     81,008     86,283
                                           --------   --------   --------   --------   --------   --------   --------
  Net interest income....................   114,229     97,317    200,995    171,343    149,961    123,314    106,243
  Provision for possible loan losses.....     6,190      3,623     12,545      8,986      8,254     11,767     14,625
                                           --------   --------   --------   --------   --------   --------   --------
  Net interest income after provision for
    possible loan losses.................   108,039     93,694    188,450    162,357    141,707    111,547     91,618
  Noninterest income.....................    39,627     35,923     72,382     60,527     54,149     50,990     46,226
  Noninterest expense....................    90,051     82,986    183,316    150,654    144,119    125,901    112,340
                                           --------   --------   --------   --------   --------   --------   --------
  Income before income taxes.............    57,615     46,631     77,516     72,230     51,737     36,636     25,504
  Applicable income taxes................    21,286     16,434     27,303     25,765     17,243     11,249      6,960
                                           --------   --------   --------   --------   --------   --------   --------
  Income before extraordinary items and
    the cumulative effect of a change in
    accounting for income taxes..........    36,329     30,197     50,213     46,465     34,494     25,387     18,544
  Extraordinary items, net of income
    taxes................................        --         --         --         --         --       (396)        --
  Cumulative effect of a change in
    accounting for income taxes..........        --         --         --         --         --      3,890         --
                                           --------   --------   --------   --------   --------   --------   --------
         Net income......................  $ 36,329   $ 30,197   $ 50,213   $ 46,465   $ 34,494   $ 28,881   $ 18,544
                                           ========   ========   ========   ========   ========   ========   ========
EARNINGS PER COMMON SHARE
  Income before extraordinary items and
    change in accounting for income
    taxes:
    Primary..............................  $   0.88   $   0.78   $   1.26   $   1.23   $   0.96   $   0.81   $   0.67
    Fully Diluted........................  $   0.87   $   0.77   $   1.25   $   1.19   $   0.95   $   0.81   $   0.67
  Net Income:
    Primary..............................      0.88       0.78       1.26       1.23       0.96       0.92       0.67
    Fully Diluted........................      0.87       0.77       1.25       1.19       0.95       0.91       0.67
  Average shares outstanding:
    Primary..............................    41,231     38,950     39,764     37,912     35,907     31,272     27,785
    Fully Diluted........................    41,798     39,624     40,623     39,796     37,383     33,458     30,407
Cash dividends per common share:
  Common.................................  $  0.300   $  0.270   $  0.540   $ 0.3375
  Class A................................        --         --         --   $ 0.1125   $  0.400   $  0.355   $  0.335
  Class B................................        --         --         --   $ 0.0625   $  0.200   $  0.155   $  0.135

---------------

 * Restated to reflect the April 22, 1997 pooling-of-interests combination with Fort Brooke Bancorporation.
** Net income before extraordinary items and the cumulative effect of a change in accounting for income taxes.

THE COLONIAL BANCGROUP INC. AND SUBSIDIARIES CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED) (IN THOUSANDS)

     The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of June 30, 1997, (ii) the combined presentation of the condensed consolidated statements of condition of completed and probable business combinations: Great Southern, First Commerce, First Independence, South Florida, Dadeland and ASB ("Completed and Other Probable Business Combinations") as of June 30, 1997, (iii) adjustments to give effect to the Completed and Other Probable Business Combinations, and (iv) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on June 30, 1997.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided below may not be indicative of future results.

                                                                            JUNE 30, 1997
                                                      ----------------------------------------------------------
                                                                     COMPLETED AND
                                                      CONSOLIDATED   OTHER PROBABLE                   PRO FORMA
                                                        COLONIAL        BUSINESS      ADJUSTMENTS/     COMBINED
                                                       BANCGROUP      COMBINATIONS    (DEDUCTIONS)*     TOTAL
                                                      ------------   --------------   -------------   ----------
                                                                        (DOLLARS IN THOUSANDS)
                                                                                ASSETS
Cash and due from banks.............................   $  188,777       $ 34,247        $(38,000)     $  185,024
Interest-bearing deposits in banks..................        8,134                                          8,134
Federal funds sold..................................       16,567          8,768                          25,335
Securities available for sale.......................      502,772        157,233            (637)        659,368
Investment securities...............................      307,483          3,810                         311,293
Mortgage loans held for sale........................      165,476                                        165,476
Loans, net of unearned income.......................    4,582,254        570,095             218       5,152,567
Less: Allowance for possible loan losses............      (58,525)        (4,808)                        (63,333)
                                                       ----------       --------        --------      ----------
Loans, net..........................................    4,523,729        565,287             218       5,089,234
Premises and equipment, net.........................      114,501         21,673            (947)        135,227
Excess of cost over tangible and identified
  intangible assets acquired, net...................       38,991                         41,399          80,390
Mortgage servicing rights...........................      125,342                                        125,342
Other real estate owned.............................       10,120          1,419                          11,539
Accrued interest and other assets...................       98,724         11,663           1,285         111,672
                                                       ----------       --------        --------      ----------
         Total Assets...............................   $6,100,616       $804,100        $  3,318      $6,908,034
                                                       ==========       ========        ========      ==========

                                                                 LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits............................................   $4,747,342       $699,284                      $5,446,626
FHLB short-term borrowings..........................      610,000                                        610,000
Other short-term borrowings.........................      125,479         31,782                         157,261
Subordinated debt...................................        6,676                       $  7,725          14,401
Trust preferred securities..........................       70,000                                         70,000
Other long-term debt................................       15,279          1,600                          16,879
Other liabilities...................................       94,472          4,414           2,520         101,406
                                                       ----------       --------        --------      ----------
         Total liabilities..........................    5,669,248        737,080          10,245       6,416,573
Common Stock........................................      102,316          3,894           6,367         112,577
Additional paid in capital..........................      180,736         31,457          (5,603)        206,590
Retained earnings...................................      164,984         33,640         (25,466)        173,158
Treasury Stock......................................      (15,887)        (1,912)         17,799
Unearned compensation...............................       (1,887)                                        (1,887)
Unrealized gain (loss) on securities available for
  sale, net of taxes................................        1,106            (59)            (24)          1,023
                                                       ----------       --------        --------      ----------
         Total equity...............................      431,368         67,020          (6,927)        491,461
Total liabilities and equity........................   $6,100,616       $804,100        $  3,318      $6,908,034
                                                       ==========       ========        ========      ==========

---------------

* See the following Schedule of Adjustments to give effect to the Completed and Other Probable Business Combinations.

                            SCHEDULE OF ADJUSTMENTS

                        COMPLETED BUSINESS COMBINATIONS

GREAT SOUTHERN
  (pooling of interests)

     To record the issuance of 927,975 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Great Southern:

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
Great Southern outstanding shares...........................   1,731,620
Conversion ratio............................................      0.5359
BancGroup shares issued.....................................                 927,975
Par value of 927,975 shares issued at $2.50 per share.......                $  2,320
Shares issued at par value..................................  $    2,320
Total capital stock of Great Southern.......................       8,226
Excess recorded as an increase in contributed capital.......                   5,906
                                                                            --------
                                                                               8,226
To eliminate Great Southern
  Common stock, at par value................................                     (17)
  Contributed capital.......................................                  (8,209)
                                                                            --------
                                                                              (8,226)
          Net change in equity..............................                $      0
                                                                            ========

FIRST COMMERCE
  (purchase)

     To assign the amount by which the estimated value of BancGroup's investment in First Commerce is in excess of the historical carrying value amount of the net assets acquired, based on their estimated fair value of such assets and to record the investment in First Commerce by the issuance of 685,695 shares of BancGroup Common Stock for all of the outstanding 1,585,737 shares of First Commerce as follows:

Equity in carrying value of net assets of First Commerce....  $ 9,250
Adjustments to state assets as fair value:
  Write-down of fixed assets................................     (148)
  Write-down securities.....................................     (637)
  Write-off organization expenses...........................      (17)
  Write-off deferred fee....................................      192
  Write-off other assets and prepaid expenses...............     (133)
  Write-off accrued expenses................................       11
Acquisition accruals:
  Broker fee................................................     (156)
  Buy out option holders....................................     (238)
  Buy out data processing contract..........................     (540)
  Other legal, accounting and professional..................     (182)
Tax effect of purchase adjustments..........................      647
Goodwill....................................................    7,729
                                                              -------
                                                                6,528
Adjusted equity in carrying value of net assets.............  $15,778
                                                              =======

Allocated as follows:
  Cost of 671,165 shares of BancGroup Common Stock purchased and re-issued for First Commerce outstanding shares....  $15,887
  Issuance of an additional 14,530 shares of BancGroup
     Common Stock...........................................       36
  Adjustment to contributed capital for difference in cost
     of treasury stock and fair value at date of re-issue...     (145)
                                                              -------
          Total purchase price..............................  $15,778
                                                              =======

                         PROBABLE BUSINESS COMBINATIONS

FIRST INDEPENDENCE
  (pooling of interests)

     To record the issuance of 537,989 shares of BancGroup Common Stock in exchange for all of the outstanding shares and warrants of First Independence:

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
First Independence outstanding shares.......................    529,167
First Independence warrants (converted according to merger
  agreement)................................................    103,389
                                                               --------
                                                                632,556
Conversion ratio............................................     0.8505
BancGroup shares to be issued...............................                 537,989
Par value of 537,989 shares issued at $2.50 per share.......                $  1,345
Shares issued at par value..................................   $  1,345
Total capital stock of First Independence...................      5,198
Excess recorded as a decrease to contributed capital........                   3,853
                                                                            --------
                                                                               5,198
To eliminate First Independence
  Common stock, at par value................................                  (2,646)
  Contributed capital.......................................                  (2,552)
                                                                            --------
                                                                              (5,198)
          Net change in equity..............................                $      0
                                                                            ========

SOUTH FLORIDA
  (pooling of interests)

     To record the issuance of 2,006,899 shares of BancGroup Common Stock in exchange for all of the outstanding shares of South Florida:

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
South Florida outstanding shares............................   1,212,000
Conversion ratio............................................      1.6559
BancGroup shares to be issued...............................                 2,006,899
Par value of 2,006,899 shares issued at $2.50 per share.....                $    5,017
Shares issued at par value..................................  $    5,017
Total capital of South Florida..............................       9,900
Excess recorded as a decrease to contributed capital........                     4,883
                                                                            ----------
                                                                                 9,900
To eliminate South Florida
  Common stock, at par value................................                    (1,212)
  Contributed capital.......................................                    (8,688)
                                                                            ----------
                                                                                (9,900)
          Net change in equity..............................                $        0
                                                                            ==========

DADELAND
  (purchase)

     To assign the amount by which the estimated value of BancGroup's investment in Dadeland is in excess of the historical carrying value amount of the net assets acquired, based on their estimated fair value of such assets:

Equity in carrying value of net assets of Dadeland..........  $14,738
Adjustments to state assets at fair value:
  Write-up FASB 91 fees.....................................       26
  Write-down of fixed assets................................     (684)
Acquisition accruals:
  Accounts payable and other miscellaneous..................     (196)
  Buy out data processing contract..........................      (20)
  Executive severance.......................................     (766)
  Legal, accounting and professional........................      (10)
Tax effect of purchase adjustments..........................      594
Goodwill....................................................   24,318
                                                               23,262
Adjusted equity in carrying value of net assets.............   38,000
                                                              -------
          Total purchase price to be paid in cash...........  $38,000
                                                              =======

ASB
  (purchase)

     To assign the amount by which the estimated value of BancGroup's investment in ASB is in excess of the historical carrying value amount of the net assets acquired, based on their estimated fair value of such assets:

Equity in carrying value of net assets of ASB...............  $11,617
Adjustments to state assets at fair value:
  Write-up computer software and hardware...................     (115)
Acquisition accruals:
  Present value of deferred compensation....................     (393)
  Litigation accrual........................................      (15)
  Legal, accounting and professional........................      (15)
Tax effect of purchase adjustment...........................      194
Goodwill....................................................    9,352
                                                              -------
                                                                9,008
Adjusted equity in carrying value of net assets.............   20,625
                                                              -------
Allocated as follows:
  Issuance of 477,785 shares of BancGroup Common Stock at an
     assumed market value of $27.00 per share...............   12,900
  Issuance of subordinated debentures.......................    7,725
                                                              -------
          Total purchase price..............................  $20,625
                                                              =======

                       DESCRIPTION OF SUBORDINATED NOTES

     The following is a brief description of the terms of the Subordinated Notes. This description does not purport to be complete, should be read in conjunction with the statements under "Description of Securities" in the accompanying Prospectus and is subject to, and qualified in its entirety by, such description and the Subordinated Indenture, dated as of March 31, 1997 (the "Indenture"), as amended by the First Supplemental Indenture dated as of August 8, 1997 (the "Supplemental Indenture") between the Company and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). The Indenture is an exhibit to the Registration Statement of which the accompanying Prospectus and this Prospectus Supplement form a part, and the Supplemental Indenture is an exhibit to the
Company's Form 8-K dated             , 1997.

GENERAL

     The Subordinated Notes will mature on August 15, 2007. The Subordinated
Notes will bear interest at the rate of      % per annum, from August   , 1997.
Interest is payable semiannually in arrears on August 15 and February 15 of each year, beginning February 15, 1998, to the persons in whose names the Subordinated Notes are registered at the close of business 15 calendar days prior to the applicable interest payment date, and at maturity to the persons to whom principal is payable. The Subordinated Notes are not subject to redemption prior to maturity. No sinking fund is provided for the Subordinated Notes.

     The Subordinated Notes are expected to be rated BBB by Fitch Investors Services, L.P., BB+ by Standard & Poor's Ratings Services and Ba2 by Moody's Investors Service. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

     The Subordinated Notes will be unsecured and subordinate in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company as described under "Description of Securities -- Subordination of Securities" in the accompanying Prospectus and as described below under "Subordination." As of June 30, 1997, the Company had approximately $751 million principal amount of Senior Indebtedness outstanding, excluding guarantees and other contingent obligations of the Company.

     Payment of the principal of the Subordinated Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration of the payment of principal of the Subordinated Notes upon a default in the payment of interest on the Subordinated Notes or in the performance of any covenant of the Company contained in the Subordinated Notes or the Indenture.

GLOBAL NOTES

     DTC, New York, New York will act as securities depository for the Subordinated Notes. The Subordinated Notes will be initially issued in the form of one or more Global Notes registered in the name of Cede & Co. (DTC's partnership nominee). The Global Note(s) will be issued in the aggregate principal amount of the Subordinated Notes to be held by DTC and will be deposited with DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the Securities Exchange Act of 1934. DTC is owned by certain of the securities brokers and dealers, banks, trust companies, clearing corporations and other organizations that maintain accounts with DTC (the "Participants") and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its Participants are on file with the Commission.

     Upon the issuance of a Global Note, DTC will credit to the accounts of the Participants on its book-entry registration and transfer system the respective principal amounts of the Subordinated Notes represented by such Global Note. The accounts to be credited will be designated by the Underwriters. Ownership of beneficial interests in a Global Note will be limited to Participants or persons that may indirectly hold beneficial interests through Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for such Global Note (with respect to interests of Participants) and the records of Participants (with respect to persons other than Participants). Beneficial owners will not receive certificates representing their ownership interests in the Subordinated Notes unless the use of the book-entry system for the Subordinated Notes should be discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form which will not be possible with the Subordinated Notes. The Company at any time and in its sole discretion may determine not to have book-entry notes represented by Global Notes and, in such event, will issue certificated notes in exchange therefor.

     So long as DTC is the holder of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Subordinated Notes represented by such Global Note for all purposes under the Indenture. Payment of the principal of, premium, if any, and interest, if any, on the Subordinated Notes held by DTC will be made to DTC's nominee as the registered holder of the Global Note. Neither the Company, the Trustee, any paying agent nor the registrar for such Subordinated Notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Participants are solely responsible for keeping account of their holdings on behalf of their customers.

     If DTC should at any time become unwilling, unable or ineligible to continue as the depository for the Subordinated Notes and a successor depository should not be appointed by the Company within 90 days, the Company will issue Subordinated Notes in definitive form in exchange for the Global Note(s).

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Subordinated Notes will be made by the Underwriters in immediately available funds. As long as the Subordinated Notes are represented by Global Notes, all payments of principal and interest will be made by the Company in immediately available funds, provided DTC makes its Same-Day Funds Settlement System available to the Company.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, as long as the Subordinated Notes are represented by Global Notes registered in the name of DTC or its nominee, the Subordinated Notes will trade in the Same-Day Funds Settlement System maintained by DTC until maturity, and secondary market trading activity in the Subordinated Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Subordinated Notes.

NOT A DEPOSIT

     Any certificate for the Subordinated Notes will bear the following legend:
"THIS SUBORDINATED NOTE IS NOT A SAVINGS OR DEPOSIT ACCOUNT OR OTHER OBLIGATION OF A BANK AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY."

SUBORDINATION

     As described in the accompanying Prospectus, the Subordinated Notes are subordinate and subject in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company. See "Subordinated Debt Securities -- Subordination" in the accompanying Prospectus. Neither the Indenture nor the Supplemental Indenture limits or prohibits the incurrence of additional Senior Indebtedness.

     The Supplemental Indenture has amended and replaced the term "Senior Indebtedness" as defined in the Indenture and described in the Prospectus. "Senior Indebtedness" is defined in the Supplemental Indenture as follows:

          "Senior Indebtedness" means any indebtedness (including principal, premium and interest) for money borrowed, or any indebtedness incurred by the Company in connection with an acquisition by the Company or an Affiliate of the stock or substantially all of the assets of another Person or a merger or consolidation to which the Company or an Affiliate is a party, outstanding on the date of execution of this Indenture as originally executed, or thereafter created, incurred or assumed, for the payment of which the Company is at the time of determination responsible or liable as obligor, guarantor or otherwise, and all deferrals, renewals, extensions and refundings of any such indebtedness or obligations; provided, however, that Senior Indebtedness shall not include (a) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to the Securities, (b) indebtedness which by its terms refers explicitly to the Securities issued hereunder and states that such indebtedness shall not be senior thereto and shall be either equally subordinate and equally junior with the Securities issued hereunder, (c) indebtedness of the Company in respect of the Securities, (d) the Company's 7 1/2% Convertible Subordinated Debentures due 2011, issued in 1986, which shall rank pari passu with the Securities, (e) the Company's 8.92% Junior Subordinated Deferrable Interest Debentures, (f) any indebtedness of the Company that, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Reform Act of 1978, was without recourse to the Company, (g) any indebtedness of the Company to any of its Subsidiaries, (h) any indebtedness of the Company to any Person who is an employee of the Company in such Person's capacity as such, (i) trade accounts payable of the Company, and (j) accrued liabilities arising in the ordinary course of business of the Company.

     As described in the accompanying Prospectus, payment of the principal of the Subordinated Notes may be accelerated in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default by the Company in the performance of any covenant or agreement in the Subordinated Notes or the Indenture, including the failure to pay principal of or interest on the Subordinated Notes when due. See "Description of Securities -- Events of Default and Limited Rights of Acceleration" in the accompanying Prospectus.

                       CERTAIN REGULATORY CONSIDERATIONS

     The Company is a registered bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As such, it is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and many of the Federal Reserve's regulations promulgated thereunder.

     The Company's subsidiary bank ("Colonial Bank") is subject to the supervision and examination by the Federal Reserve and the Alabama State Banking Department (the "Department"). (Colonial Bank, previously a state non-member bank, became a member of the Federal Reserve on June 13, 1997.) The deposits of Colonial Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law. The FDIC assesses deposit insurance premiums the amount of which may, in the future, depend in part on the condition of Colonial Bank. Moreover, the FDIC may terminate deposit insurance of Colonial Bank under certain circumstances. Both the Federal Reserve and the Department have jurisdiction over a number of the same matters, including branching and mergers.

     One limitation under the BHCA and the Federal Reserve's regulations requires that the Company obtain prior approval of the Federal Reserve before the Company acquires, directly or indirectly, more than five percent of any class of voting securities of another bank. Prior approval also must be obtained before the Company acquires all or substantially all of the assets of another bank, or before it merges or consolidates with another bank holding company. The Company may not engage in "non-banking" activities unless it demonstrates to the Federal Reserve's satisfaction that the activity in question is closely related to banking and a proper incident thereto. Because the Company is a registered bank holding company, persons seeking to acquire 25 percent or more of any class of its voting securities must receive the approval of the Federal Reserve. Similarly, under certain circumstances, persons seeking to acquire between 10 percent and 25 percent also may be required to obtain prior Federal Reserve approval.

     In 1989 Congress expressly authorized the acquisition of savings associations by bank holding companies. The Company must obtain the prior approval of the Federal Reserve before making such an acquisition, and must demonstrate that the likely benefits to the public of the proposed transaction (such as greater convenience, increased competition, or gains in efficiency) outweigh potential burdens (such as an undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices).

     As a result of enactment in 1991 of the FDIC Improvement Act, banks are subject to increased reporting requirements and more frequent examinations by the bank regulators. The agencies also have the authority to dictate certain key decisions that formerly were left to management, including compensation standards, loan underwriting standards, asset growth, and payment of dividends. Failure to comply with these standards, or failure to maintain capital above specified levels set by the regulators, could lead to the imposition of penalties or the forced resignation of management. If a bank becomes critically undercapitalized, the banking agencies have the authority to place an institution into receivership or require that the bank be sold to, or merged with, another financial institution.

     In September 1994 Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. This legislation, among other things, amended the BHCA to permit bank holding companies, subject to certain limitations, to acquire either control or substantial assets of a bank located in states other than that bank holding company's home state regardless of state law prohibitions. This legislation became effective on September 29, 1995. In addition, this legislation also amended the Federal Deposit Insurance Act to permit, beginning on June 1, 1997 (or earlier where state legislatures provide express authorization), the merger of insured banks with banks in other states.

     The officers and directors of the Company and Colonial Bank are subject to numerous insider transaction restrictions, including limits on the amount and terms of transactions involving Colonial Bank, on the one hand, and their principal stockholders, officers, directors, and affiliates, on the other. There are a number of other laws that govern the relationship between Colonial Bank and its customers. For instance, the Community Reinvestment Act is designed to encourage lending by banks to persons in low and moderate income areas. The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide full disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit, for instance, conditioning the availability or terms of credit on the purchase of another banking product) further restrict Colonial Bank's relationships with its customers.

     The federal banking agencies have broad enforcement powers over depository institutions, including the power to terminate deposit insurance, to impose substantial fines and other civil and criminal penalties, and to appoint a conservator or receiver if any of a number of conditions are met. The Federal Reserve has broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

     Almost every aspect of the operations and financial condition of Colonial Bank is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state laws, including requirements governing capital adequacy, liquidity, earnings, dividends, reserves against deposits, management practices, branching, loans, investments and the provision of services. In addition to the impact of regulation, banks and bank holding companies may be significantly affected by legislation, which can change banking statutes in substantial and unpredictable ways, and by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

PAYMENTS OF DIVIDENDS AND OTHER RESTRICTIONS

     The Company is a legal entity separate and distinct from its subsidiaries, including Colonial Bank. There are various legal and regulatory limitations on the extent to which Colonial Bank may finance or otherwise supply funds to the Company.

     The principal source of the Company's cash revenues is dividends from Colonial Bank and there are certain legal restrictions under federal and state law on the payment of such dividends. The relevant regulatory agencies also have authority to prohibit a bank holding company from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of Colonial Bank, be deemed to constitute such an unsafe or unsound practice.

     Retained earnings of Colonial Bank available for payment of cash dividends under all applicable regulations without obtaining governmental approval were approximately $112 million as of December 31, 1996.

     In addition, Colonial Bank and its subsidiaries are subject to limitations under Section 23A of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, the Company and its other subsidiaries. Furthermore, loans and extensions of credit are also subject to various collateral requirements.

CAPITAL ADEQUACY

     The federal bank regulatory agencies have adopted minimum risk-based and leverage capital guidelines for United States banking organizations. The minimum required ratio of total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit), is 8%, of which 4% must consist of Tier 1 capital. As of June 30, 1997, the Company's preliminary total risk-based capital ratio was 11.99%, including 10.59% of Tier 1 capital. The minimum required leverage capital ratio (Tier 1 capital to average total assets) is 3% for banking organizations that meet certain specified criteria, including that they have the highest regulatory rating. A higher leverage ratio may apply under certain circumstances. As of June 30, 1997, the Company's leverage capital ratio was 7.68%.

     Failure to meet capital guidelines can subject a bank to a variety of enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under certain conditions the appointment of a receiver or conservator.

     Federal banking statutes establish five capital categories for depository institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized"), and impose significant restrictions on the operations of an institution that is not at least adequately capitalized. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels, and subjected to the supervisory restrictions applicable to institutions in the lower capital category.

     An undercapitalized depository institution is subject to restrictions in a number of areas, including capital distributions, payment of management fees, and expansion. In addition, an undercapitalized depository institution is required to submit a capital restoration plan to the appropriate federal banking agency. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan. A depository institution is treated as if it is significantly undercapitalized if it fails in any material respect to implement a capital restoration plan.

     Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to improve management, to restrict asset growth, to prohibit acceptance of correspondent bank deposits, to restrict senior executive compensation, and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly-leveraged transactions, paying excessive compensation, amending their charters or bylaws, and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution becomes critically undercapitalized.

SUPPORT OF SUBSIDIARY BANKS

     Under Federal Reserve policy, the Company is expected to act as a source of financial strength to, and to commit resources to support, Colonial Bank. This support may be required at times when, absent such Federal Reserve policy, the Company may not be inclined to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

FDIC INSURANCE ASSESSMENTS

     Colonial Bank is subject to FDIC deposit insurance assessments. The FDIC applies a risk-based assessment system that places each financial institution in one of nine risk categories with premium rates, based on capital levels and supervisory criteria, ranging from 0.00% to 0.27% of deposits. The FDIC has the authority to raise or lower assessment rates on insured deposits in order to achieve certain designated reserve ratios in the deposit insurance funds.

     It should be noted that supervision, regulation, and examination of the Company and Colonial Bank are intended primarily for the protection of depositors, not security holders.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below and the Underwriters have agreed to purchase from the Company, the amount of Subordinated Notes set forth opposite their names below.

                                                              PRINCIPAL
UNDERWRITER                                                     AMOUNT
-----------                                                   ----------
Bear, Stearns & Co. Inc.....................................  $
Keefe, Bruyette & Woods, Inc................................
Morgan Keegan & Company, Inc................................
                                                              ----------
          Total.............................................  $
                                                              ==========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Subordinated Notes offered hereby if any Subordinated Notes are purchased. The Underwriters have advised the Company that they propose initially to offer the Subordinated Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a
concession not in excess of      % of the principal amount of the Subordinated
Notes. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of      % of such principal amount to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Subordinated Notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The Company has been advised by the Underwriters that they may make a market in the Subordinated Notes. The several Underwriters are not obligated, however, to make a market in the Subordinated Notes and any such market making activity may be discontinued at any time at the sole discretion of the several Underwriters. Accordingly, the Company cannot provide any assurance that a secondary market for the Subordinated Notes will develop.

     In order to facilitate the offering of the Subordinated Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Subordinated Notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Subordinated Notes for their own account by selling more Subordinated Notes than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing Subordinated Notes in the open market. In addition, the Underwriters may stabilize or maintain the price of the Subordinated Notes by bidding for or purchasing Subordinated Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Subordinated Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Subordinated Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Subordinated Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

                         VALIDITY OF SUBORDINATED NOTES

     The validity of the Subordinated Notes will be passed upon for the Company by Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama and for the Underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely on the opinion of Miller, Hamilton, Snider & Odom, L.L.C., as to matters of Alabama law, and Miller, Hamilton, Snider & Odom, L.L.C. will rely on the opinion of Sullivan & Cromwell as to matters of New York law. John C. H. Miller, Jr. is a partner of Miller, Hamilton, Snider & Odom, L.L.C. and a director of BancGroup. Miller, Hamilton, Snider & Odom, L.L.C. received fees for legal services performed in 1996 of $1,474,853. John C. H. Miller, Jr. beneficially owns 40,480 shares of BancGroup Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1996 of $41,000.

PROSPECTUS

                                  $100,000,000

                          THE COLONIAL BANCGROUP, INC.
                          SUBORDINATED DEBT SECURITIES
                             ---------------------

     The Colonial BancGroup, Inc. ("BancGroup") may offer from time to time up to $100,000,000 aggregate principal amount of its subordinated debt securities (the "Securities") at prices and on terms to be determined at the time of sale. The specific designation, aggregate principal amount, maturity, authorized denominations, any premium, any interest rate (which may be fixed or variable), any interest payment dates, any optional or mandatory redemption terms, the initial public offering price and other terms of the offering of the Securities in respect of which this Prospectus is being delivered ("Offered Securities") are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

     The Securities will be unsecured and will be subordinate in right of payment to the proper payment in full of all existing and future Senior Indebtedness of BancGroup, as described in "Description of Securities -- Subordination of Securities." Unless specified otherwise in a Prospectus Supplement, the Securities will be subject to acceleration of maturity only in the event of certain events of bankruptcy, insolvency or reorganization of BancGroup. There is no right of acceleration in the case of a default in the payment of principal of, premium, if any, or interest on, the Securities or in the performance of any covenant or agreement of BancGroup. See "Description of Securities -- Events of Default and Limited Rights of Acceleration."

     The Securities may be sold (i) directly by BancGroup to the public or through agents designated by it from time to time, (ii) through underwriting syndicates led by one or more managing underwriters, or (iii) through one or more underwriters acting alone. If any agent of BancGroup or any underwriter is involved in the sale of the Securities offered hereby, the name of such agent or underwriter and any applicable commissions or discounts are set forth in, or may be calculated from, the Prospectus Supplement, and the net proceeds to BancGroup from such sale will be the purchase price of such Securities less such commissions or discounts and the other attributable issuance and distribution expenses. See "Plan of Distribution" for possible indemnification arrangements for agents or underwriters.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement or a term sheet setting forth the terms of the Securities.
                             ---------------------

THE SECURITIES WILL NOT BE SAVING ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY
 BANK OR NONBANK SUBSIDIARY OF BANCGROUP AND WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION
                 INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

                  The date of this Prospectus is May 1, 1997.

                             AVAILABLE INFORMATION

     BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     BancGroup's Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, to register the Securities offered hereby. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE PERSON SPECIFIED BELOW.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

        (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

        (2) BancGroup's Report on Form 8-K dated January 20, 1997;

        (3) BancGroup's Report on Form 8-K dated March 10, 1997; and

        (4) BancGroup's Report on Form 8-K dated April 15, 1997.

     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in the other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, at

BancGroup's principal offices, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36102 (telephone 334-240-5000).

                             BUSINESS OF BANCGROUP

GENERAL

     BancGroup is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and incorporated under the laws of Delaware. It was organized in 1974, but has operated under its current name and management since 1981. BancGroup operates wholly owned commercial banking subsidiaries in the states of Alabama, Florida, Georgia and Tennessee, each under the name "Colonial Bank." Colonial Bank conducts a full service commercial banking business in the state of Alabama through 110 branches. In Tennessee, Colonial Bank conducts a general commercial banking business through three branches. In Georgia, Colonial Bank operates eleven branches in the Atlanta area and three branches in the Dalton area. In Florida, Colonial Bank operates eleven branches in the Orlando and Ormond Beach areas, nine branches in Dade, Broward and Palm Beach Counties, and six branches in Eustis and Lake County. Colonial Mortgage Company, a subsidiary of Colonial Bank in Alabama, is a mortgage banking company which services approximately $10.6 billion in residential loans and which originates mortgages in 37 states through 6 regional offices. BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (24%) and residential real estate loans (43%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.

     BancGroup plans to merge all of its existing subsidiary banks into its Alabama bank, Colonial Bank, no later than July 1, 1997.

     BancGroup is a legal entity separate and distinct from its subsidiaries, including its bank subsidiaries. There are various legal limitations governing the extent to which certain of BancGroup's subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, BancGroup or certain of its other subsidiaries. The rights of BancGroup to participate in any distribution of assets of any subsidiary upon its dissolution, winding-up, liquidation or reorganization or otherwise are subject to the prior claims of creditors of that subsidiary, except to the extent that BancGroup may itself be a creditor of that subsidiary and its claims are recognized. Claims on BancGroup's subsidiaries by creditors other than BancGroup include long-term debt and substantial obligations with respect to deposit liabilities, trading liabilities, federal funds purchased, securities sold under repurchase agreements, as well as short-term borrowings and accounts payable.

     BancGroup's principal office is located at One Commerce Street, Montgomery, Alabama 36104. Its telephone number is (334) 240-5000. Additional information about BancGroup is included in documents incorporated herein by reference. See "DOCUMENTS INCORPORATED BY REFERENCE."

RECENT AND PENDING BUSINESS COMBINATIONS

     Since December 31, 1996, BancGroup has acquired three financial institutions in Florida, one in Georgia and one in Alabama, with aggregate assets of $896.9 million and aggregate stockholders equity of $66.6 million. BancGroup has pending three acquisitions of financial institutions in Florida which, when completed, will add in the aggregate $421.4 million in assets and $25.8 million in stockholders' equity.

     Acquisitions of other financial institutions have been, and are expected to continue to be, an important part of the expansion of BancGroup's business. BancGroup expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. In effecting acquisitions, BancGroup's management's fundamental objective is to enhance the value of BancGroup's franchise on a going forward basis. Future acquisitions may at times require BancGroup to pay consideration in excess of the current book or market value of the net assets acquired, thereby resulting in dilution of the current book value per share of the BancGroup common stock or resulting in the incurrence of additional indebtedness by BancGroup which may rank senior to the Securities offered hereby.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities will be used for general corporate purposes, including BancGroup's working capital needs, possible additional contributions to the capital of BancGroup's subsidiaries, possible acquisitions of other financial institutions or their assets, possible acquisitions of, or investments in, other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness of BancGroup. See "Business of BancGroup -- Recent and Pending Business Combinations." Pending such use, BancGroup may temporarily invest the net proceeds in investment-grade securities. BancGroup, from time to time, may engage in additional capital financing of a character and in amounts to be determined by BancGroup in light of its needs at such time or times and in light of prevailing market conditions. If BancGroup elects at the time of issuance of the Securities to make a different or more specified use of the proceeds other than that set forth herein, such use will be described in the applicable Prospectus Supplement.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth BancGroup's consolidated ratios of earnings to fixed charges. The following ratios should be read in conjunction with the Consolidated Financial Statements, the notes thereto and other financial information incorporated by reference herein. For the purpose of computing the consolidated ratios of earnings to fixed charges, earnings represent consolidated income before income taxes. Fixed charges consist of interest on deposits, long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor).

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1996   1995   1994   1993   1992
                                                              ----   ----   ----   ----   ----
EARNINGS TO FIXED CHARGES:
  Excluding Interest on Deposits(1).........................  1.38   1.41   1.49   1.45   1.31

---------------

(1) Restated to give retroactive effect to the mergers with Jefferson Bancorp, Inc. on January 3, 1997 and D/W Bankshares, Inc. on January 31, 1997.

                           DESCRIPTION OF SECURITIES

     The following sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by the Prospectus Supplement will be described in the Prospectus Supplement relating to such Offered Securities.

     The Securities will be issued under a Subordinated Indenture dated as of March 31, 1997 (the "Indenture"), between BancGroup and SunTrust Bank, Atlanta, Atlanta, Georgia, as Trustee for the Securities (the "Trustee"). A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including definitions therein of certain terms. Whenever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles, or definitions of the defined terms be incorporated herein by reference. The particular terms of the Offered Securities and the extent, if any, to which the general provisions may apply to the Offered Securities will be described in the Prospectus Supplement relating to such Offered Securities. Unless otherwise indicated, Section references contained herein refer to the Sections of the Indenture. As of the date hereof, BancGroup had not issued any Securities pursuant to the Indenture.

     Since BancGroup is a holding company, the right of BancGroup, and hence the right of creditors and shareholders of BancGroup, including Holders of the Securities, to participate in any distribution of assets of any subsidiary of BancGroup upon its liquidation, reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that the claims of BancGroup itself as a creditor of the subsidiary may be recognized.

GENERAL

     The Securities will be unsecured obligations of BancGroup. The Indenture does not limit the amount of the Securities which may be issued thereunder and provides that the Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by BancGroup. All Securities issued under the Indenture will rank equally and ratably with any additional Securities issued under the Indenture. The Indenture does not contain covenants prohibiting BancGroup from disposing of voting stock of its subsidiaries, including the stock of any of its banking subsidiaries. Neither the Indenture nor the Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other securities which may be issued by BancGroup or any of its subsidiaries.

     The Securities will be subordinated to all existing and future Senior Indebtedness of BancGroup as described below under "Subordination of Securities." THE SECURITIES WILL NOT BE SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR A SAVINGS ASSOCIATION AND WILL NOT BE INSURED BY THE FDIC, THE BIF, THE SAIF OR ANY OTHER GOVERNMENT AGENCY.

     Any Prospectus Supplement will, among other matters, set forth the following specific terms relating to the Offered Securities as applicable: (i) title; (ii) any limit on the aggregate principal amount or price; (iii) maturity date or dates; (iv) interest rate or rates per annum or method of determining the interest rate or rates per annum; (v) dates from and on which such interest will accrue and be payable and designated record dates for such interest payments; (vi) place or places, if any, in addition to or other than the City of Atlanta, State of Georgia, where principal (and premium, if any) and interest will be payable; (vii) any optional redemption terms; (viii) any mandatory or optional sinking fund or analogous provisions; (ix) whether the Securities will be issued in registered form, or be payable to bearer, with or without coupons, and (x) any other terms of the Offered Securities not inconsistent with the Indenture (Section 3.01).

     Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in a Prospectus Supplement. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrences of an Event of Default and the continuation thereof. (Section 1.01) Interest on the Securities of any series will be payable to the persons in whose names the Securities are registered at the close of business on the record date designated for an interest payment date (Section 3.07). At the option of BancGroup, interest may be paid by mailing a check to the addresses of the persons entitled thereto as they may appear on the register for the Securities (Section 3.07). Unless otherwise indicated in the Prospectus Supplement, the Securities will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 (Section 3.02). No service charge will be made for any exchange, registration of transfer or redemption of a Security, but BancGroup may require payment of a sum sufficient to cover any tax or other governmental charge thereon (Section 3.05) other than exchanges not involving any transfer (Sections 3.04, 8.06 and 12.07).

SUBORDINATION OF SECURITIES

     The obligation of BancGroup to make payment on account of the principal of (and premium, if any) and interest on the Securities of any series will be subordinated and junior in right of payment to BancGroup's obligations to the holders of Senior Indebtedness of BancGroup to the extent described in the following paragraph. "Senior Indebtedness" means any indebtedness (including principal, premium or interest) for money borrowed, or any indebtedness incurred by BancGroup in connection with an acquisition by BancGroup or an Affiliate of the stock or substantially all of the assets of another Person or a merger or consolidation to which BancGroup or an Affiliate is a party, outstanding on the date of execution of the Indenture as originally executed, or thereafter created, incurred or assumed, for the payment of which BancGroup is at the time of determination responsible or liable as obligor, guarantor or otherwise, and all deferrals, renewals, extensions and refundings of any such indebtedness or obligations; provided, however, that Senior Indebtedness shall not include (a) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, (b) indebtedness which by its terms refers explicitly to the Securities and states that such indebtedness shall not be senior thereto and shall be either equally subordinate and equally junior with such Securities, (c) indebtedness of BancGroup in respect of the Securities, and (d) BancGroup's 7 1/2% Convertible Subordinated Debentures due 2011, issued 1986, which shall rank in pari passu with the Securities. (Section 1.01, 13.01)

     In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceedings with respect to BancGroup or any liquidation, dissolution or winding-up of the affairs of or relating to BancGroup as a whole, whether voluntary or involuntary, all obligations of BancGroup to the holders of Senior Indebtedness of BancGroup will be entitled to be paid in full (or provisions will be made for such payment) before any payment will be made on account of the principal of (and premium, if any) and interest on the Securities. In the event of any such proceedings, after payment in full (or provision has been made for such payment) of the principal of (and premium, if any) and interest on Senior Indebtedness of BancGroup, the Holders of the Securities, together with the holders of any obligations of BancGroup ranking on a parity with the Securities, will be entitled to be paid from the remaining assets of BancGroup the amounts at the time due and owing on account of unpaid principal (and premium, if any) and interest on the Securities and such obligations ranking on a parity therewith before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or any obligations of BancGroup ranking junior to the Securities (Section 13.01 and 13.02). By reason of such subordination, in the event of the insolvency of BancGroup, the holders of Senior Indebtedness of BancGroup may receive more, ratably, and the Holders of the Securities having a claim pursuant to the Securities may receive less, ratably, than other creditors of BancGroup. As of the date hereof, BancGroup had approximately $936 million principal amount of Senior Indebtedness outstanding, excluding trade payables and guarantees and other contingent obligations of BancGroup.

GLOBAL SECURITIES

     In order to facilitate the holding of the Securities in "book-entry" form, the Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either temporary or permanent form. A Global Security may not be transferred except as a whole by the depository for such Global Security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. Thus, the holder of a beneficial interest in a Global Security will not have the right to convert such holder's "book-entry" Securities into definitive Securities in certificated form.

     The specific terms of the depository arrangement, if any, with respect to a series of Securities issued in whole as "Global Securities" will be described in the Prospectus Supplement relating to such series.

EVENTS OF DEFAULT AND LIMITED RIGHTS OF ACCELERATION

     An Event of Default is defined under the Indenture with respect to the Securities of any series issued thereunder only as certain events of bankruptcy, insolvency or reorganization of BancGroup (Section 6.01).

     Unless stated otherwise in a Prospectus Supplement, the Indenture does not provide for any right of acceleration of the payment of the principal of a series of the Securities upon a default in the payment of an installment of principal or interest or a default in the performance of any covenant or agreement in the Offered Securities of a particular series or in the Indenture. In the event of a default in the payment of an installment of principal or interest, the Holder of a security (or the Trustee under the Indenture on behalf of the Holders of all of the series of the Securities so affected) may seek to enforce payment of such installment of principal or interest.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, either the Trustee or the Holders of not less that 25% in principal amount of the then outstanding Securities of the series as to which the Event of Default has occurred (or such lesser amount as may be provided for in the Securities of such series) may declare the principal of all of the Securities of such series to be then due and payable immediately by a notice in writing to BancGroup (and to the Trustee if given by the Holders), and upon any such declaration, all such principal or such lesser amount shall become immediately due and payable. However, at any time after such a declaration of acceleration with respect to the Securities of any series has been made and before a judgment or decree based on such acceleration has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Securities of such series may, under certain circumstances, rescind and annul such acceleration and its consequences, if, among other things, all Events of Default have been cured or waived as provided in the Indenture (Section 6.02).

MODIFICATION OF THE INDENTURE AND WAIVER

     The Indenture provides that modification and amendment may be made by BancGroup and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Outstanding Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby: (i) change the stated maturity date of the principal of, or any installment of interest on, any Security; (ii) reduce the principal amount, or the rate of interest on, or any premium payable upon, the redemption of any Security; (iii) change the place of payment or the currency in which a Security is payable; (iv) impair the right to institute suit for the enforcement of any payment on or after the stated maturity date thereof, or, in the case of redemption, on or after the redemption date; (v) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of the Holders of which is required to modify or amend the Indenture; (vi) reduce the percentage in principal amount of the Outstanding Security in any series, the consent of the Holders of which is required for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (vii) modify any provision of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions or defaults thereunder, except to increase the percentage in principal amount of the

Outstanding Securities of any series the consent of the Holders of which is required for such modification or waiver or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Security affected thereby; or (viii) alter in any respect the provisions regarding subordination of the Securities issued thereunder in a manner adverse to the Holders thereof (Section 8.02).

     Modification and amendment of the Indenture may be made by BancGroup and the Trustee without the consent of any Holder for any of the following purposes:
(i) to evidence the succession of another Person to BancGroup; (ii) to add to the covenants of BancGroup for the benefit of the Holders of all or any series of the Securities; (iii) to add Events of Default; (iv) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of the Securities, as set forth in the Indenture; (v) to establish the form or terms of the Securities of any series; (vi) to provide for the acceptance of appointment by a successor Trustee; (vii) to cure any ambiguity, defect or inconsistency in the Indenture, provided such action is not inconsistent with the provisions of the Indenture and does not adversely affect the interests of the Holders of the Securities of any series in any material respect; (viii) to add to or change any of the provisions to provide for or to permit or facilitate the issuance of Securities in bearer form, and with or without interest coupons; (ix) to provide terms and conditions upon which Securities which qualify as capital under applicable rules and regulations of BancGroup's primary federal regulator may be issued provided that no such supplemental indenture may make any change in Securities already outstanding; and (x) to modify, eliminate or add to the provisions of the Indenture to such extent as may be necessary to conform the obligations of BancGroup and the Trustee under the Indenture to the Trust Indenture Act (Section 8.01).

     The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of such series waive, insofar as such series is concerned, compliance by BancGroup with certain restrictive provisions of the Indenture (Section 4.08). The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of any series waive any past default under the Indenture with respect to such series, except a default in the payment of principal of (and premium, if any) or interest on, any Security of such series or in respect of a covenant or provision which under the terms of the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected (Section 6.13).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     BancGroup may not consolidate with or merge into any other corporation or sell, lease or convey all or substantially all of its assets to any other corporation, unless (i) either (a) BancGroup shall be the continuing corporation or (b) any successor or purchaser is a corporation organized under the laws of the United States or any State thereof and any such successor or purchaser expressly assumes BancGroup's obligations on the Securities and under the Indenture and certain other conditions are met; and (ii) immediately after giving effect to such transaction, BancGroup or such successor corporation shall not be in default in the performance of any covenant or condition of the Indenture to be performed by BancGroup (Section 9.01).

SATISFACTION AND DISCHARGE

     The Indenture will cease to be of further effect with respect to any series of Securities (except as to surviving rights of registration of transfer or exchange of any series of Securities, as expressly provided for in the Indenture) as to all outstanding Securities of such series when (i) either (a) all the Securities of such series theretofore authenticated (except (1) lost, stolen or destroyed Securities which have been replaced or paid, and (2) Securities for such series for whose payment money has been deposited in trust or segregated or held in trust by BancGroup and thereafter repaid to BancGroup or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation or (b) all Securities of such series and not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) by their terms are to become due within one year, or (3) if redeemable, are to be called for redemption within one year, and BancGroup in the case of clauses (b)(1), (2) or (3) above has deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal of and interest to the date of maturity or redemption; (ii) BancGroup has paid all other sums payable by BancGroup under the Indenture; and (iii) BancGroup has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with (Section 10.01).

ADDITIONAL PROVISIONS

     No Holder of any Security of any series will have the right to institute any proceeding, judicial or otherwise, with respect to the Indenture for any remedy thereunder unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of such series; (ii) the Holders of not less that 25% in principal amount of the Outstanding Securities of such series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceedings as Trustee; (iii) the Trustee shall not have received for 60 days after its receipt of such request from the Holders of a majority in principal amount of the Outstanding Securities of such series a direction inconsistent with such request; and (iv) the Trustee shall have failed to institute such proceeding within 60 days after its receipt of such notice, request and offer of indemnity (Section 6.07). However, the Holder of any Security will have an absolute and unconditional right to receive payment of the principal of (and premium, if any) and interest, in respect of such Security on or after the due dates expressed in such Security and to institute suit for the enforcement of any such payment (Section 6.08).

CONCERNING THE TRUSTEE

     SunTrust Bank, Atlanta, Atlanta, Georgia, is Trustee under the Indenture. Notices by U.S. Mail or by hand delivery to the Trustee should be directed to the Trustee at SunTrust Bank, Atlanta, Atlanta, Georgia, Mail Code 008, 58 Edgewood Avenue, Room 400-Annex, Atlanta, Georgia 30303, telephone
(404)588-7191.

     Subject to the duty of the Trustee during default to act with the required standard of care, the Indenture provides that the Trustee will be under no obligation to exercise any right or power under the Indenture at the request of the Holders of the Securities unless said Holders shall have offered the Trustee reasonable indemnity (Section 7.03). The Indenture also provides that, subject to the provisions for indemnification described above and subject to certain other conditions, the Holders of a majority in principal amount of the Outstanding Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee with respect to the Securities of such series (Section 6.12).

     The Indenture contains a covenant requiring BancGroup to file annually with the Trustee a certificate as to the absence of any default or specifying any default that may exist (Section 4.04).

     In addition to serving as Trustee under the Indenture, SunTrust Bank, Atlanta, provides ordinary correspondent banking products and services to BancGroup and certain of its subsidiaries, including deposit accounts, and serves as transfer agent for BancGroup's outstanding common stock. The Trustee is also currently serving as Trustee under an Indenture dated March 25, 1986 pursuant to which at December 31, 1996, $7,187,000 in aggregate principal amount of BancGroup's 7 1/2% Convertible Subordinated Debentures is outstanding. Should a conflict of interest arise by reason of such service, the trustee may be required, or deem it necessary, to resign as Trustee under the Indenture and be replaced by a successor Trustee.

                              PLAN OF DISTRIBUTION

     BancGroup may offer and sell Securities to or through underwriters, acting as principals for their own accounts or as agents, and also may offer and sell Securities directly to other purchasers. Any underwriters or agents in connection with Offered Securities will be named in the related Prospectus Supplement and any underwriting compensation paid to such underwriters or agents will be set forth therein. Such underwriters may include a single firm or may be a group of underwriters represented by such firm, Unless otherwise indicated in the Prospectus Settlement, any underwriters will be required to purchase all of the Offered Securities if any are purchased.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from BancGroup and from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements which may be entered into with BancGroup, underwriters, dealers and agents who participate in the distribution of the Offered Securities may be entitled to indemnification by BancGroup against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for BancGroup and its subsidiaries in the ordinary course of business.

     If so indicated in the Prospectus Supplement, BancGroup will authorize dealers or other persons acting as BancGroup's agents to solicit offers by certain institutions to purchase Offered Securities from BancGroup pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on a future date or dates stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of Offered Securities sold pursuant to Contracts shall not be less than nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with which Contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by BancGroup. The obligations of any purchaser under any Contract will not be subject to any conditions except that (a) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject, and (b) if the Offered Securities are also being sold to underwriters, BancGroup will have sold to such underwriters the Offered Securities not sold for delayed delivery. The dealers and such other persons acting as agents of BancGroup will not have any responsibility in respect of the validity or performance of Contracts.

                                    EXPERTS

     Coopers & Lybrand L.L.P. serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters regarding the Securities offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup and of Colonial Bank, is a partner. John C. H. Miller, Jr. beneficially owns 40,480 shares of BancGroup Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1996 of $41,000. Miller, Hamilton, Snider & Odom, L.L.C. received legal fees from BancGroup for services performed for BancGroup in 1996 of $1,474,856.

             ======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Documents Incorporated by Reference...   S-2
The Company...........................   S-3
Recent Developments...................   S-3
Use of Proceeds.......................   S-5
Consolidated Ratios of Earnings to
  Fixed Charges.......................   S-5
Capitalization........................   S-6
Selected Financial Data...............   S-7
Description of Subordinated Notes.....  S-14
Certain Regulatory Considerations.....  S-16
Underwriting..........................  S-19
Validity of Subordinated Notes........  S-20
                 PROSPECTUS
Available Information.................     2
Documents Incorporated by Reference...     2
Business of BancGroup.................     3
Use of Proceeds.......................     4
Consolidated Ratios of Earnings to
  Fixed Charges.......................     4
Description of Securities.............     5
Plan of Distribution..................     9
Experts...............................    10
Legal Matters.........................    10

             ======================================================
             ======================================================
                                  $50,000,000

                          [COLONIAL BANCGROUP LOGO]

                          THE COLONIAL BANCGROUP, INC.

                               % SUBORDINATED NOTES

                                    DUE 2007

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                            BEAR, STEARNS & CO. INC.

                         KEEFE, BRUYETTE & WOODS, INC.

                         MORGAN KEEGAN & COMPANY, INC.

                                AUGUST    , 1997
             ======================================================